UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              AMENDMENT NO. 13
                                     to
                                SCHEDULE TO
                           TENDER OFFER STATEMENT
                   Under Section 14(d)(1) or 13(e)(1) of
                    the Securities Exchange Act of 1934
                                    and
                              AMENDMENT NO. 13
                                     to
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             BAAN COMPANY N.V.
                     (Name of Subject Company (Issuer))
                    INVENSYS HOLDINGS LIMITED (Offeror)
                               INVENSYS B.V.
                         INVENSYS HOLDINGS B.V. and
                                INVENSYS PLC
                          (Name of Filing Persons)

                Common Shares, par value NLG 0.06 per share
                       (Title of Class of Securities)
                                NO 8044 10 4
                               (CUSIP Number)
                               James C. Bays
                                Invensys plc
                               Invensys House
                               Carlisle Place
                       London SW1P1BX United Kingdom
                              44 20 7834 3848

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  Copy to:
                              Sanford Krieger
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, NY 10004-1980

                         CALCULATION OF FILING FEE

 Transaction Valuation*       Not Applicable       Amount Of Filing Fee         Not Applicable

| | CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:                  Not Applicable
Form or Registration No.:                Not Applicable
Filing Party:                            Not Applicable
Date Filed:                              Not Applicable

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[X]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

                             SCHEDULE 13D

CUSIP No. 8044 104

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INVENSYS PLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC/BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    England and Wales

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       66,307,578

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    66,307,578

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    66,307,578

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

    24.8%

14 TYPE OF REPORTING PERSON OO (public limited company organized under the laws of England and Wales)



*       Based on 267,337,252 common shares of Baan Company N.V. outstanding

                             SCHEDULE 13D

CUSIP No. 8044 104

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INVENSYS HOLDINGS LIMITED

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC/BK/AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    England and Wales

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       66,307,578

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    66,307,578

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    66,307,578

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)            [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

    24.8%

14 TYPE OF REPORTING PERSON OO (public limited company organized under the laws of England and Wales)



*       Based on 267,337,252 common shares of Baan Company N.V. outstanding.

                      AMENDMENT NO. 13 TO SCHEDULE 13D

          This Amendment No. 13 to Schedule 13D supplements and amends information contained in the Schedule 13D originally filed on June 9, 2000, as amended (the "Schedule 13D"), by the Reporting Persons (as defined therein).

          Capitalized terms used in this Amendment No. 13 to Schedule 13D, but not otherwise defined, have the meanings ascribed to them in the
Schedule 13D.

          The Schedule 13D is supplemented and amended by this Amendment No. 13 as follows:

          Item 4: Purpose of the Transaction.

          Item 4 is hereby amended and supplemented to add the following information following the last paragraph of Item 4:

          In a press release dated July 14, 2000, Parent announced the extension of the Expiration Date of the Offer until 3pm Amsterdam time (9am New York City time) on Tuesday July 25, 2000. A copy of the press release is attached hereto as an exhibit to this Schedule 13D and is incorporated herein by reference.

                      AMENDMENT NO. 13 TO SCHEDULE TO

          This Tender offer Statement Amendment No. 13 on Schedule TO ("Amendment No. 13") relates to an offer by Invensys Holdings Limited ("Offeror"), a private limited company organized under the laws of England and Wales and an indirect wholly owned subsidiary of Invensys plc ("Parent"), a public limited company organized under the laws of England and Wales to purchase any and all outstanding common shares par value NLG
0.06 of Baan Company N.V. (the "Company"), a corporation organized under the laws of The Netherlands at a price of Euro 2.85 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to Purchase dated June 14, 2000, as amended (the "Offer to Purchase").

          On May 31, 2000, Parent on behalf of itself and Invensys B.V. i.o. and Invensys Holdings B.V. i.o. (two subsidiaries then intended to be formed, the "Contemplated Subsidiaries") entered into an offer agreement with the Company. Subsequent to entering into such offer agreement, Parent, on behalf of the Contemplated Subsidiaries, assigned the rights and obligations of the Contemplated Subsidiaries under the offer agreement to Offeror.

          This Amendment No. 13 supplements and amends information contained in the Tender Offer Statement on Schedule TO originally filed on June 14, 2000, as amended.

          Section 1 of the Offer to Purchase is hereby amended and supplemented to add the following information to the end of the first paragraph of Section 1:

          In a press release dated July 14, 2000, Parent announced the extension of the Expiration Date of the Offer until 3pm Amsterdam time (9am New York City time) on Tuesday July 25, 2000. A copy of the press release is attached hereto as an exhibit to the Schedule TO of which this Offer to Purchase is a part and is incorporated herein by reference.

          Item 12: Materials Filed as Exhibits

          Exhibit Number          Title
          --------------          -----
          (a)(5)(i)               Press Release Dated July 14, 2000

                                 SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 14, 2000

                          INVENSYS HOLDINGS LIMITED

                          By:   /s/James C. Bays
                                --------------------------
                                Name:  James C. Bays
                                Title:   Director

                          INVENSYS PLC, on behalf of itself and of INVENSYS B.V.i.o. and INVENSYS
                          HOLDINGS B.V.i.o.


                          By:   /s/James C. Bays
                                --------------------------
                                Name:  James C. Bays
                                Title: Attorney-in-fact